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EXHIBIT 12.1

Computation of Ratios of Combined Earnings &
Preferred Stock Dividends to Earnings
(dollars in thousands)

	FY96	FY97	FY98	Ended Jan.2, 1999	Ended Dec 27, 1997	Ended Jan. 1, 2000	Ended Jan.2, 1999	Ended Dec. 30, 2000	Ended Dec. 29, 2001
Interest Expense (1)	3,540	1,830	3,345	8,177	1,108	10,614	10,414	10,612	10,663
Estimated interest portion of rent expense	62	55	66	74	48	110	91	120	101

Fixed Charges	3,602	1,885	3,411	8,251	1,157	10,723	10,505	10,732	10,764
Income (loss) before income tax	(1,460)	3,710	9,221	(1,561)	8,980	(4,719)	(1,320)	(3,357)	(8,735)

Earnings	2,142	5,595	12,632	6,690	10,137	6,004	9,185	7,375	2,029
Preferred stock dividend requirements (2)	0	0	0	(215)	0	(567)	(215)	(578)	(1,625)
Combined earnings & preferred stock dividends	2,142	5,595	12,632	6,475	10,137	5,437	8,970	6,797	405
Ratio of combined earnings & preferred stock dividends to fixed charges	0.59	2.97	3.70	0.78	8.76	0.51	0.85	0.63	0.04
(1) including amortization of deferred financing costs
(2) after tax
Earnings insufficiency	(1,460)	0	0	(1,776)	0	(5,286)	(1,535)	(3,935)	(10,360)

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  EXHIBIT 12.1
Computation of Ratios of Combined Earnings & Preferred Stock Dividends to Earnings (dollars in thousands)